First Quarter 2019 Earnings Presentation The Bank of N.T. Butterfield & Son Limited April 25, 2019

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful completion and integration of acquisitions (including the proposed acquisition of ABN AMRO (Channel Islands) Limited) or realization of the anticipated benefits of such acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http:// www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Acquisition Overview • Efficient, Conservative Balance Sheet Chief Financial Officer • Summary Dan Frumkin • Visible Earnings Chief Operating Officer • Q&A Ten International Locations Awards 3 3

First Quarter 2019 Highlights Core Net Income** • Net income of $52.1 million, or $0.96 per share • Core Net Income** of $51.7 million, or $0.95 per share (In US$ millions) • Return on average common equity of 23.7%; core return on $51.7 $51.7 average tangible common equity** of 25.6% $49.1 $51.1 $45.0 • Net Interest Margin of 3.31%, cost of deposits of 0.38% • Core efficiency ratio of 60.1%** • Quarterly common share dividend of $0.44 per share and active share repurchases • Completed onboarding of clients and employees from Deutsche Bank transaction • Announced agreement to acquire ABN AMRO (Channel Islands) Q1 Q2 Q3 Q4 Q1 Ltd. from the ABN AMRO Group*** 2018 2019 Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q4 2018 vs. Q1 2018 27.6% 25.8% Q1 2019 $ % $ % 24.3% 24.9% 25.6% Net Interest Income $ 88.0 $ 0.6 $ 8.1 14.2 % Non-Interest Income 43.4 (2.3) 3.6 5.4 % Prov. for Credit Losses — (1.7) (1.9) (315.3)% Non-Interest Expenses* (81.0) 2.6 (3.3) (4.8)% Other Gains (Losses) 1.8 2.0 1.4 181.3 % Net Income $ 52.1 $ 1.2 2.4% $ 7.9 17.9 % Non-Core Items** (0.4) (0.6) (1.2) (104.5)% Q1 Q2 Q3 Q4 Q1 Core Net Income** $ 51.7 $ 0.6 1.1% $ 6.7 14.8% 2018 2019 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure *** Announced subsequent to 1Q19 on April 25, 2019 4

Financials

Income Statement

Net Interest Income

Net Interest Margin & Yields

(In US$ millions)	Q1 2019 Avg. Balance	Q1 2019 Yield	vs. Q4 2018 Avg. Balance	vs. Q4 2018 Yield
Cash, S/T Inv. & Repos	$ 2,441.2	1.65 %	$ 721.9	0.25 %
Investments	4,295.6	3.07 %	(119.5)	0.20 %
Loans (net)	4,055.0	5.67 %	(58.9)	0.11 %
Interest Earning Assets	10,791.8	3.73 %	543.5	
Total Liabilities	10,207.2	(0.44)%	627.0	(0.10)%
Net Interest Margin		3.31 %		(0.07)%

Net Interest Income before Provision for Credit Losses - Trend

(In US$ millions)



$79.9
$87.4
$88.0
Q1
Q2
Q3
Q4
Q1
2018
2019

- Yields on investments of 3.07% were up 20 bps compared to the previous quarter and up 53 bps from 2.54% in the first quarter of 2018 as we continued to reinvest in higher yielding securities
- Loan yields increased 11 bps to 5.67%, due to repricing, compared to the prior quarter and increased 36 bps compared to the first quarter of 2018
- Net interest income was up 1.0% compared to the fourth quarter of 2018 and up 10.1% compared to the first quarter of 2018
- Net interest margin (NIM) decreased 7 bps from the previous quarter and up 26 bps from the first quarter of 2018, due to:
  - Late quarter transitory deposit inflow placed in cash and short term investments
  - Flattening US Dollar yield curve
  - Non-US Dollar currency mix and short behavioral duration of onboarded Deutsche Bank customer balances

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Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits (in $USD millions) 5.0% 7.0% 6.1% 5,000 1.41% 13.0% 13.0% 14.7% 82.0% 80.0% 79.2% 4,000 1.12% 3,000 Q1 Q2 Q3 Q4 Q1 2018 2019 USD / USD Pegged GBP 2,000 0.51% Other 0.38% 0.27% 1,000 By Type 0.12% 0.09% 0.04% 17.5% 20.9% 22.5% 0.01% 0 59.4% Q1 Q2 Q3 Q4 Q1 56.7% 56.2% 2018 2019 23.0% 22.4% 21.3% Bermuda Demand Deposits Bermuda Term Deposits Q1 Q2 Q3 Q4 Q1 Cayman Demand Deposits Cayman Term Deposits 2018 2019 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 7

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q1 2019 vs. Q4 2018 $45.7 $43.4 $39.8 Asset management $ 6.7 $ 0.2 Banking 11.2 (1.7) FX Revenue 8.8 0.2 Trust 12.6 (1.2) Custody and Other 2.7 0.3 Other 1.4 (0.2) Q1 Q2 Q3 Q4 Q1 Total Non-Interest Income $ 43.4 $ (2.3) 2018 2019 • Non-interest income was down 5.1% versus last quarter and up 9.0% compared to the first quarter of 2018 • The comparative prior quarter benefited from seasonal credit card/banking transactions in Bermuda and Cayman • Trust fees declined sequentially due to lower activity based billings, but remains in line with trend averages • Fee income ratio of 33.0% remains favorable compared to peer average* • Capital efficient fee income continued to deliver stable and diversified revenues * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 8

Income Statement Non-Interest Expenses Core Non-Interest Expense Trend* Core Non-Interest Expenses* vs. Q4 2018 (In US$ millions) (In US$ millions) Q1 2019 $ % $83.1 Salaries & Benefits** $ 42.8 $ (1.0) 0.3% $80.3 Technology & Comm. 14.6 (0.2) (1.5)% $75.7 Property 5.4 (0.7) (3.8)% 62.3% 61.5% Professional & O/S Services 5.0 (1.0) (1.8)% 60.1% Indirect Taxes 5.2 0.5 2.2 % Intangible Amortization 1.3 — (9.1)% Q1 Q2 Q3 Q4 Q1 Marketing 1.7 (0.6) (62.5)% 2018 2019 Other 4.3 0.1 (12.5)% Core Non-Interest Expenses* Total Core Non-Interest Expenses* $ 80.3 $ (2.9) (3.5)% Non-Core Expenses* 0.6 0.3 (42.4)% Core Efficiency Ratio* Non-Interest Expenses $ 80.9 $ (2.6) (3.1)% • Core cost / income ratio* of 60.1% has achieved our target level and is down from 61.5% for the prior quarter • First quarter 2019 expenses were favorably impacted by: ◦ Release of unused bonus accrual ◦ Timing later in quarter of onboarding of new employees from Deutsche Bank in Channel Islands ◦ Marketing and communications expenses were lower due to seasonal promotional activity in the last quarter of 2018 • Overall expenses expected to normalize upwards in the short term and longer term cost / income ratio target continues to be 60% • Butterfield remains focused on efficiency and cost management across all segments * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Non-Service Employee Benefits Expense 9

Capital Requirements and Return Regulatory Capital (Basel III) - Leverage Capital Total Capital Ratio 9.2% 9.1% 22.0% 0.5% 2.1% 16.3% 8.6% 15.4% 7.1% Butterfield Current BMA 2019 Required US Peer Average * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash • Disciplined capital management encompasses dividends, share repurchases and the potential for targeted acquisition-led growth • Leverage capital decreased 1 bps versus prior quarter, remains at the high end of target levels and slightly higher than US peers* • Active share repurchases during the quarter with 1.1 million common share authorization remaining at March 31, 2019 • Board declared a quarterly qualified cash dividend of $0.44 per common share * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 10

Balance Sheet Total Assets (In US$ millions) Q1 2019 Q4 2018 (In US$ billions) Cash & Equivalents $ 2,601 $ 2,054 $11.6 $11.0 $10.8 S/T Investments 215 52 Reverse Repos 72 27 Loans (net) 3,986 4,044 Investments 4,393 4,255 $4.5 $4.3 $4.4 Other Assets 374 340 $ $ Total Assets 11,643 10,773 $4.0 $4.0 $4.0 Int. Bearing Deposits $ 8,101 $ 7,333 Non-Int. Bearing Deposits 2,192 2,120 Q1 Q2 Q3 Q4 Q1 Other Liabilities 453 439 2018 2019 Shareholders Equity 896 882 Total assets Investments Loans Total Liab. & Equity $ 11,643 $ 10,773 Total Deposits (In US$ billions) • Loan balances decreased slightly sequentially as a few $10.3 $9.8 $9.5 commercial loans were repaid towards quarter end • Cash balances and earning assets were elevated at quarter-end due to Channel Island deposits on-boarded late in the quarter as well as a few larger transitory Bermuda client deposits, which were placed in short dated maturities Q1 Q2 Q3 Q4 Q1 2018 2019 11

Asset Quality Non-Accrual Loans Loan Distribution (In US$ millions) Gov’t: 2.8% $53.8 $48.7 Other Comm’l: 11.6% $42.4 $4.0 billion Comm’l R/E: 13.9% Res Mtg: 67.3% Consumer: 4.4% Q1 Q2 Q3 Q4 Q1 2018 2019 Investment Portfolio Rating Distribution Net Charge-Off Ratio 0.10% BBB: 0.2% 0.08% A: 2.0% AA: 1.5% 0.06% 0.04% 0.04% 4.4 billion 0.02% 0.02% AAA: 96.3% —% 0.00% Q1 Q2 Q3 Q4 Q1 2018 2019 12

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil)			
	Q1 2019	vs. Q4 2018	Duration	vs. Q4 2018
Cash & Reverse Repos	2,361.9	745.3	N/A	N/A
S/T Invest.	79.3	(23.4)	0.2	—
AFS	2,180.9	(130.0)	2.9	(0.2)
HTM**	2,113.7	10.5	4.6	(0.3)
Total	6,735.8	602.4		

Interest Rate Sensitivity



(9.8)%
(3.4)%
4.8%
2.9%
8.8%
4.6%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- The Bank continues to be more interest rate sensitive than US peers*, which was further increased by significant inflow of transitory deposits late in the quarter, as well as the short behavioral duration of new deposits taken on from the Deutsche Bank transaction
- Average investment assets remained relatively flat in the quarter as run-off was reinvested and new investments were made late in the quarter

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

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Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019	2018				2017			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets									
Cash & Equivalents	$ 2,601	$ 2,054	$ 1,259	$ 1,756	$ 1,846	$ 1,535	$ 1,546	$ 1,720	$ 1,867
Reverse Repos	72	27	72	89	198	179	210	184	63
S/T Investments	215	52	76	79	100	250	208	294	542
Investments	4,393	4,255	4,576	4,727	4,512	4,706	4,613	4,558	4,549
Loans, Net	3,986	4,044	4,092	3,986	3,957	3,777	3,664	3,588	3,573
Other Assets	374	340	355	367	376	332	338	335	350
Total Assets	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944
Liabilities and Equity									
Total Deposits	$ 10,294	$ 9,452	$ 9,066	$ 9,718	$ 9,754	$ 9,536	$ 9,407	$ 9,479	$ 9,849
Long-Term Debt	143	143	143	143	117	117	117	117	117
Other Liabilities	310	295	349	293	293	303	252	313	236
Total Liabilities	$ 10,747	$ 9,891	$ 9,558	$ 10,154	$ 10,164	$ 9,956	$ 9,776	$ 9,909	$ 10,203
Common Equity	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741
Total Equity	$ 896	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741
Total Liabilities and Equity	$ 11,643	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944
Key Metrics									
TCE / TA	7.1%	7.5%	7.7%	7.1%	6.7%	7.1%	7.0%	6.7%	6.2%
CET 1 Ratio	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%
Total Tier 1 Capital Ratio	19.3%	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%
Total Capital Ratio	22.0%	22.4%	23.3%	22.3%	19.2%	19.9%	19.9%	19.1%	17.9%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2019 - Q1			2018 - Q4			2018 - Q3		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 2,441.2	$ 9.9	1.65 %	$ 1,719.2	$ 6.1	1.40 %	$ 1,668.0	$ 5.8	1.38 %
Investment in securities	4,295.6	32.5	3.07 %	4,415.1	32.0	2.87 %	4,660.4	32.6	2.78 %
Trading	*1.0*	—	— %	*1.0*	—	— %	*1.2*	—	— %
AFS	*2,180.9*	*15.5*	*2.87 %*	*2,310.9*	*15.6*	*2.67 %*	*2,742.7*	*18.0*	*2.60 %*
HTM	*2,113.7*	*17.0*	*3.27 %*	*2,103.3*	*16.4*	*3.10 %*	*1,916.5*	*14.7*	*3.04 %*
Loans	4,055.0	56.7	5.67 %	4,113.9	57.7	5.56 %	4,050.5	56.6	5.54 %
Commercial	*1,280.2*	*19.5*	*6.16 %*	*1,371.1*	*20.5*	*5.94 %*	*1,396.8*	*20.5*	5.84 %
Consumer	*2,774.8*	*37.3*	*5.45 %*	*2,742.9*	*37.1*	*5.37 %*	*2,653.7*	*36.0*	5.38 %
Total interest earning assets	10,791.8	99.2	3.73 %	10,248.3	95.7	3.70 %	10,378.9	95.0	3.63 %
Other assets	348.3			329.5			397.5		
Total assets	$ 11,140.1	$ 99.2	3.61 %	$ 10,577.8	$ 95.7	3.59 %	$ 10,776.4	$ 95.0	3.50 %
Liabilities									
Interest bearing deposits	$ 7,634.8	$ (9.2)	(0.49)%	$ 6,946.5	$ (6.3)	(0.36)%	$ 7,283.5	$ (4.8)	(0.26)%
Customer demand deposits	*5,389.2*	*(1.2)*	*(0.09)%*	*4,941.0*	*(0.5)*	*(0.04)%*	*5,174.7*	*(0.2)*	*(0.02)%*
Customer term deposits	*2,201.4*	*(7.7)*	*(1.41)%*	*1,962.4*	*(5.5)*	*(1.12)%*	*2,083.7*	*(4.4)*	*(0.83)%*
Deposits from banks	*44.1*	*(0.3)*	*(2.67)%*	*43.0*	*(0.2)*	*(2.08)%*	*25.1*	*(0.2)*	*(3.64)%*
Securities sold under agreement to repurchase	—	—	— %	2.7	—	(2.33)%	—	—	— %
Long-term debt	143.3	(2.0)	(5.71)%	143.3	(2.0)	(5.48)%	143.2	(1.9)	(5.31)%
Interest bearing liabilities	7,778.1	(11.2)	(0.58)%	7,092.4	(8.3)	(0.46)%	7,426.7	(6.7)	(0.36)%
Non-interest bearing customer deposits	2,154.3			2,186.2			2,161.6		
Other liabilities	274.8			301.6			263.5		
Total liabilities	$ 10,207.2	$ (11.2)	(0.44)%	$ 9,580.2	$ (8.3)	(0.34)%	$ 9,851.8	$ (6.7)	(0.27)%
Shareholders' equity	932.9			997.6			924.6		
Total liabilities and shareholders' equity	$ 11,140.1			$ 10,577.8			$ 10,776.4		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,013.7			$ 3,155.9			$ 2,952.2		
Net interest margin		$ 88.0	3.31 %		$ 87.4	3.38 %		$ 88.3	3.37 %

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2019	2018				2017			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Interest Income	$ 88.0	$ 87.4	$ 88.3	$ 87.4	$ 79.9	$ 76.1	$ 74.3	$ 71.5	$ 67.9
Non-Interest Income	43.4	45.7	41.3	41.9	39.8	42.4	38.2	38.7	38.5
Prov. for Credit Recovery (Losses)	—	1.7	2.8	0.5	1.9	5.4	0.7	(0.5)	0.3
Non-Interest Expenses*	81.0	83.7	82.6	78.6	77.8	80.8	73.8	75.6	71.2
Other Gains (Losses)	1.8	(0.3)	0.7	(1.6)	0.4	(2.7)	1.8	2.0	0.2
Net Income	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1	$ 35.9
Non-Core Items**	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0	$ 0.8	$ 1.9	$ (0.4)	$ 1.4	$ 2.6
Core Net Income**	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5	$ 38.5
Key Metrics									
Loan Yield	5.67%	5.56%	5.54%	5.44%	5.31%	5.23%	5.16%	5.11%	4.90%
Securities Yield	3.07	2.87	2.78	2.67	2.54	2.27	2.22	2.20	2.17
Cost of Deposits	0.38	0.27	0.20	0.14	0.12	0.12	0.10	0.11	0.11
Net Interest Margin	3.31	3.38	3.37	3.20	3.05	2.87	2.81	2.66	2.58
Core Efficiency Ratio**	60.1	61.5	63.2	59.0	62.3	65.4	62.8	66.1	63.2
Core ROATCE**	25.6	25.8	24.9	27.6	24.3	22.3	22.2	21.6	23.4
Fee Income Ratio	33.0	33.9	31.2	32.4	32.7	34.2	33.8	35.3	36.1
Fully Diluted Share Count (in millions of common shares)	54.2	55.4	56.0	55.9	55.8	55.6	55.5	55.6	55.2

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 20-21

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Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1
Non-Interest Income									
Trust	$ 12.6	$ 13.8	$ 13.1	$ 13.2	$ 10.9	$ 11.3	$ 10.9	$ 11.3	$ 11.4
Asset Management	6.7	6.5	6.5	6.2	6.4	6.6	6.3	5.9	5.8
Banking	11.2	12.8	10.6	10.8	10.9	12.0	10.8	10.9	10.0
FX Revenue	8.8	8.6	7.8	8.3	8.2	8.8	7.6	7.5	8.3
Custody & Other Admin.	2.7	2.4	2.2	2.4	2.2	2.2	2.0	1.9	2.0
Other	1.4	1.6	1.0	1.1	1.2	1.4	0.5	1.1	0.9
Total Non-Interest Income	$ 43.4	$ 45.7	$ 41.3	$ 41.9	$ 39.8	$ 42.4	$ 38.2	$ 38.7	$ 38.5
Non-Interest Expense									
Salaries & Benefits*	$ 42.8	$ 43.7	$ 43.8	$ 40.9	$ 37.0	$ 42.4	$ 37.4	$ 37.4	$ 36.0
Technology & Comm.	14.6	14.9	15.6	15.1	14.7	14.4	13.2	13.4	12.9
Property	5.4	6.1	5.3	5.3	5.1	4.5	5.1	5.4	4.9
Professional & O/S Services	5.6	6.1	5.1	5.1	9.7	8.0	6.9	6.1	6.2
Indirect Taxes	5.2	4.7	4.8	5.0	4.9	4.7	4.6	4.5	4.2
Intangible Amortization	1.3	1.3	1.4	1.3	1.1	1.1	1.0	1.1	1.0
Marketing	1.7	2.3	1.5	1.4	0.9	1.5	0.9	2.4	1.0
Restructuring	—	—	—	—	—	0.3	0.4	0.6	0.4
Other	4.3	4.3	4.9	4.1	3.9	3.5	4.0	4.5	4.3
Total Non-Interest Expense	$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6	$ 75.3	$ 71.0
Income Taxes	0.1	0.2	0.4	0.3	0.4	0.5	0.2	0.3	0.2
Total Expense incld. Taxes	$ 81.0	$ 83.7	$ 82.6	$ 78.6	$ 77.8	$ 80.8	$ 73.8	$ 75.6	$ 71.2

*Includes non-service employee benefits

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Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2019 2018 2017 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits** $ 42.8 $ 43.7 $ 43.8 $ 40.9 $ 37.0 $ 42.2 $ 37.2 $ 37.1 $ 35.9 Technology & Comm. 14.6 14.8 15.4 14.9 14.6 14.3 13.1 13.3 12.8 Property 5.4 6.1 5.3 5.3 5.1 4.5 5.1 5.3 4.9 Professional & O/S Services 5.0 6.0 6.3 4.7 8.1 6.7 5.6 5.7 4.3 Indirect Taxes 5.2 4.7 4.8 5.0 4.9 4.7 4.6 4.5 4.3 Intangible Amortization 1.3 1.3 1.4 1.3 1.1 1.1 1.0 1.1 1.0 Marketing 1.7 2.3 1.5 1.4 0.9 1.5 0.9 2.4 1.0 Other 4.3 4.3 4.8 4.1 3.9 3.5 4.0 4.5 4.2 Total Core Non-Interest Expense $ 80.3 $ 83.1 $ 83.3 $ 77.6 $ 75.7 $ 78.5 $ 71.6 $ 73.9 $ 68.4 Income Taxes 0.1 0.2 0.4 0.3 0.4 0.5 0.2 0.3 0.2 Total Core Expense incld. Taxes $ 80.5 $ 83.2 $ 83.7 $ 77.9 $ 76.0 $ 78.9 $ 71.8 $ 74.2 $ 68.6 * See the reconciliation of non-GAAP measures on pages 20-21 ** Includes non-service employee benefits 19

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2019	2018			
		Q1	Q4	Q3	Q2	Q1
Net income	A	$ 52.1	$ 50.9	$ 50.4	$ 49.7	$ 44.2
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		(1.0)	—	(0.2)	(0.1)	(0.9)
Settlement loss on the de-risking of a defined benefit plan		—	—	—	1.5	—
Total non-core (gains) losses	B	$ (1.0)	$ —	$ (0.2)	$ 1.4	$ (0.9)
Non-core expenses						
Tax compliance review costs		—	0.1	0.1	0.1	0.1
Business acquisition costs		0.6	0.1	(1.2)	0.4	1.6
Total non-core expenses	C	$ 0.6	$ 0.2	$ (1.1)	$ 0.6	$ 1.7
Total non-core (gains), losses and expenses	D=B+C	**(0.4)**	**0.2**	**(1.2)**	**2.0**	**0.8**
Core net income to common shareholders	E=A+D	$ 51.7	$ 51.1	$ 49.1	$ 51.7	$ 45.0
Average shareholders' equity		893.4	862.3	859.9	833.5	820.7
Average common equity	F	893.4	862.3	859.9	833.5	820.7
Less: average goodwill and intangible assets		(74.9)	(75.6)	(76.7)	(83.0)	(68.4)
Average tangible common equity	G	818.5	786.7	783.2	750.4	752.3
Return on equity	A/F	**23.7%**	**23.4%**	**23.2%**	**23.9%**	**21.8%**
Core return on average tangible common equity	E/G	**25.6%**	**25.8%**	**24.9%**	**27.6%**	**24.3%**
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	54.2	55.4	56.0	55.9	55.8
Earnings per common share fully diluted	A/H	**0.96**	**0.92**	**0.90**	**0.89**	**0.79**
Non-core items per share	D/H	**(0.01)**	**—**	**(0.02)**	**0.04**	**0.02**
Core earnings per common share fully diluted	E/H	**0.95**	**0.92**	**0.88**	**0.93**	**0.81**
Core return on average tangible assets						
Total average assets	I	$ 11,177.1	$ 10,449.2	$ 10,723.5	$ 11,227.8	$ 10,970.9
Less: average goodwill and intangible assets		(74.9)	(75.6)	(76.7)	(83.0)	(68.4)
Average tangible assets	J	$ 11,102.2	$ 10,373.7	$ 10,646.8	$ 11,144.7	10,902.5
Return on average assets	A/I	**1.9%**	**1.9%**	**1.9%**	**1.8%**	**1.6%**
Core return on average tangible assets	E/J	**1.9%**	**2.0%**	**1.8%**	**1.9%**	**1.7%**

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2019 Q1	2018 Q4	2018 Q3	2018 Q2	2018 Q1
Tangible equity to tangible assets						
Shareholders' equity		$ 896.2	$ 882.3	$ 871.7	$ 848.6	$ 824.2
Less: goodwill and intangible assets		(74.1)	(74.7)	(76.9)	(77.3)	(90.9)
Tangible common equity	L	822.1	807.6	794.8	771.3	733.4
Total assets		11,643.1	10,773.2	10,429.7	11,002.4	10,988.2
Less: goodwill and intangible assets		(74.1)	(74.7)	(76.9)	(77.3)	(90.9)
Tangible assets	M	$ 11,569.0	$ 10,698.4	$ 10,352.8	$ 10,925.1	$ 10,897.4
Tangible common equity to tangible assets	L/M	7.1%	7.5%	7.7%	7.1%	6.7%
Efficiency ratio						
Non-interest expenses		$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4
Less: Amortization of intangibles		(1.3)	(1.3)	(1.4)	(1.3)	(1.1)
Non-interest expenses before amortization of intangibles	N	79.6	82.2	80.9	76.9	76.3
Non-interest income		43.4	45.7	41.3	41.9	39.8
Net interest income before provision for credit losses		88.0	87.4	88.3	87.4	79.9
Net revenue before provision for credit losses and other gains/losses	O	$ 131.4	$ 133.1	$ 129.5	$ 129.3	$ 119.7
Efficiency ratio	N/O	60.6%	61.7%	62.4%	59.5%	63.8%
Core efficiency ratio						
Non-interest expenses		$ 80.9	$ 83.5	$ 82.2	$ 78.2	$ 77.4
Less: non-core expenses	(C)	(0.6)	(0.2)	1.1	(0.6)	(1.7)
Less: amortization of intangibles		(1.3)	(1.3)	(1.4)	(1.3)	(1.1)
Core non-interest expenses before amortization of intangibles	P	79.0	81.9	81.9	76.3	74.6
Net revenue before provision for credit losses and other gains/losses	Q	131.4	133.1	129.5	129.3	119.7
Core efficiency ratio	P/Q	60.1%	61.5%	63.2%	59.0%	62.3%

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 22